Effective December 31, 2000, a corporate reorganization of Great-West Life & Annuity Insurance Company (GWL&A) was completed. Under the new structure, GWL&A is no longer a subsidiary of The Great-West Life Assurance Company but continues to be indirectly owned by Great-West Lifeco Inc., a holding company.